

March 17, 2026

Weiguang Yang
Chief Executive Officer
Zhongchao Inc.
Room 2504, OOCL Tower
841 Yan'an Middle Road
Jing'An District, Shanghai, China 200040

> **Re: Zhongchao Inc.**
> **Draft Registration Statement on Form F-1**
> **Submitted March 9, 2026**
> **CIK No. 0001785566**

Dear Weiguang Yang:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kate Beukenkamp at 202-551-3861 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Er (Arila) Zhou